Exhibit 12.1

Walter Investment Management Corp.

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,		Year Ended December 31,
(in thousands, except ratios and footnotes)	2014		2013	2012		2011		2010	2009
Income (loss) before income taxes	$(22,961)		$412,818	$(35,451)		$(6,133)		$38,345	$37,618

Fixed charges:
Interest expense	149,539		272,655	179,671		136,246		81,729	88,647
Estimated interest portion of lease rental expense	5,134		7,966	4,083		2,181		659	500

Total fixed charges	154,673		280,621	183,754		138,427		82,388	89,147

Earnings	$131,712		$693,439	$148,303		$132,294		$120,733	$126,765

Fixed charges from above	$154,673		$280,621	$183,754		$138,427		$82,388	$89,147

Ratio of earnings to fixed charges(1)	NM	(2)	2.47x	NM	(2)	NM	(2)	1.47x	1.42x

(1)	The registrant computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense, including the estimated interest portion of lease rental expense.

(2)	Due to the registrant’s loss before income taxes for the six months ended June 30, 2014 and the years ended December 31, 2012 and December 31, 2011, the ratio of earnings to fixed charges for each of those periods was less than 1:1. The registrant required additional earnings of $23.0 million for the six months ended June 30, 2014, $35.5 million for the year ended December 31, 2012 and $6.1 million for the year ended December 31, 2011 to achieve a coverage ratio of 1:1.